FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2009

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 15, 2009

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX assays greater than 100 g/t Au in mineralization exposed by new trenches at Crowsnest gold project; drilling completed.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed 900 meters of a planned 1,200 meter  reverse–circulation drill program at the Crowsnest gold project in southeastern B.C.   This program explored the original discovery trench and two new trenches to the west of the original high grade sampling with close spaced drilling designed to define the mineralized structure found in each trench.  Sampling of mineralization exposed by these new trenches included an assay value exceeding 100 g/t gold, as listed below.   A total of 26 holes were completed with initial assays from the drill program expected in November, 2009.

When cleaning out and enlarging the original trench prior to drilling, new mineralization was exposed in the bottom of the trench that was not mentioned in previous reports.  Although there were trenches dug in the area by prior operators, most did not excavate deep enough below the glacial till to reach bed rock.   The two new trenches were dug by track hoe across a new trend and to depths not previously explored, exposing highly altered ferruginous mineralization.

The two new trenches, MT-2 and MT-3, have extended the mineralized zone two hundred meters to the west of the original discovery trench, MT-1.  Mineralization was exposed over 20 to 40 meters along the bottom and sides of all three trenches.  The central portion of the structural zone contains quartz from which was one sample was taken in each trench prior to channel sampling and the values obtained from these samples are reported below (MT-1, MT-2 and MT-3).   In addition, two samples were taken of the contact zones between the highly mineralized host rock and surrounding limestone (MT-1B and MT-3B).  The assay results from all five samples are as follows

MT-1:

greater than 100 g/t Au

MT-1B:

15.586 g/t Au

MT-2:

0.985 g/t Au

MT-3:

1.976 g/t Au

MT-3B:

5.409 g/t Au

Prior to drilling, trenches MT-2 and MT-3 were channel sampled in 5 foot intervals for their entire length; assay results are pending.  During the channel sampling, panning was done along the bottom of the trenches and visible gold was found, but no values were assigned or estimated as to the amount found other than fair, good, and very good.  Drilling from within the trenches followed until weather conditions dictated the end of the field program for this year. The three activities, trenching, sampling and drilling, each encountered free gold and the correlation of data will create a better understanding of the gold bearing system.

The discovery trench area was discovered by Phelps Dodge Corporation in 1994 and trenched by Eastfield in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 meters.  A sample of gossan mineralization taken near this site by MAX in June 2009 returned an assay of 104 g/t Au.

Mr. Clancy Wendt, VP Exploration for MAX states “We are pleased with our initial exploration results at Crowsnest and look forward to the assay results in November.  During drilling, small amounts of each drill sample were panned to identify free gold; this helped us to identify where gold exists in the mineralized system.  While drilling was underway, other areas on the property were re-examined where prior operators had reported float samples up to 524 g/t gold.  Several samples were taken and have been submitted for assay.  Finding visible gold in the new trenches as well as in additional samples taken this year is providing us with a better understanding of the quality of the mineralized system at Crowsnest and its potential overall extent.  This will greatly assist future exploration on this project.”

The Crowsnest gold project consists of 15 claims totaling 3,142 hectares located in Southeast B.C., one and one half hours by gravel road south of the town of Fernie.   Crowsnest is one of two gold exploration properties in B.C. optioned from Eastfield Resources, as announced in our news release of July 27, 2009.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101. Assays were performed by Acme Analytical Laboratories Ltd. a certified facility in Vancouver, B.C.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Gold in Alaska, Nevada and British Columbia, Uranium projects in the south western U.S. and northern Canada, and Molybdenum in Alaska and Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  November 3, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director